ARCHER-DANIELS-MIDLAND COMPANY
4666 Faries Parkway
Decatur, Illinois 62526
February 27, 2008

Mr. Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Archer-Daniels-Midland Company
Form 10-K for Fiscal Year Ended June 30, 2007
Filed August 27, 2007
File No. 1-00044
Dear Mr. Donahue:
     This letter shall serve as the response of Archer-Daniels-Midland-Company (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the comment letter dated January 30, 2008. The Staff comments have been reproduced in italic in this letter and the response of the Company to each comment is set forth immediately following the comment. The page references in the responses correspond to pages in the definitive proxy statement of the Company on Schedule 14A filed with the Commission on September 28, 2007, portions of which were incorporated by reference into the above-referenced report on Form 10-K.
Compensation Discussion and Analysis, page 12
1.       We direct you to Release 33-8732A, Section II.B.1. As noted therein, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please further supplement your disclosure to discuss in greater detail, each of the factors and analyses you indicate on page 13 were considered in structuring the amount and type of Ms. Woertz’s compensation relative to the other executive officers. For example, consistent with Item 402(b)(iv), provide further discussion of the rationale for providing a guaranteed target bonus amount to Ms. Woertz during her first year of employment.
     Response: For fiscal year 2007, the differences between amount and type of compensation provided to Ms. Woertz and that provided to the other named executive officers primarily reflected four factors: (i) the arm’s length negotiation of employment agreement terms necessary to recruit her in May 2006; (ii) the corresponding need to provide a total level of compensation competitive with that provided to chief executive officers of comparably-sized public companies; (iii) the greater responsibilities of the chief executive officer relative to other executives; and (iv) certain temporary differences in the overall compensation structure provided to Ms. Woertz as compared to the other executive officers. These differences involved providing Ms. Woertz with an annual cash incentive before providing that compensation element to the other executive officers, and providing Ms. Woertz with equity-based compensation awards outside of the Company’s LTI Program.

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February 27, 2008
     The first two factors were specifically discussed on page 13 of the Proxy Statement and the third factor is self-evident. As for the temporary structural differences, the rationale for introducing an annual cash incentive for senior executives beginning in fiscal 2008 as described on page 13 is equally applicable to the decision to provide this compensation element to Ms. Woertz from the inception of her employment. It was provided first to Ms. Woertz simply as a matter of expediency; the Compensation/Succession Committee (the “Committee”) considered it more efficient and desirable to provide Ms. Woertz with a compensation element from the commencement of her employment that it planned to extend to the rest of the senior executives at a later time. Providing Ms. Woertz with equity-based compensation awards outside of the LTI Program reflected both the inducement nature of those awards and the fact that she had not been employed during the performance period tied to the fiscal year 2007 LTI Program awards. The guarantee of a target bonus during Ms. Woertz’s first year of employment reflected both the negotiations necessary to recruit Ms. Woertz to the Company and the fact that an “at risk” element of cash compensation had not yet been introduced for executive officers generally.
     Under the circumstances, the differences in the amount and type of compensation among the named executive officers (“NEOs”), including Ms. Woertz, do not result from the application of different policies to individual NEOs. Instead, the differences in compensation noted in the comment are a product of differences in roles and levels of responsibility, the need to respond to marketplace compensation levels, and non-recurring factors related to the hiring of Ms. Woertz. In future filings, in the event of material individual differences in the amount of compensation provided to the NEOs, the Company will provide an expanded discussion of the factors influencing that result.
2.       You do not specify whether the committee has the authority to make all final decisions with regard to actual compensation awarded in a given fiscal year. Please clarify the Committee’s role and authority with respect to final compensation determinations. See Item 407(e)(3)(i)(A) of Regulation S-K.
     Response: Disclosure responsive to the requirements of Item 407(e)(3)(i)(A) of Regulation S-K as to the scope of the Committee’s authority to determine compensation was provided on pages 9 and 10 under the caption “Compensation/Succession Committee.” In future filings, the Company will include a cross-reference in the compensation discussion and analysis (“CD&A”) to that discussion elsewhere in the proxy statement.
3.       Please provide further discussion and analysis of the effect of individual performance on base salary adjustments and incentive compensation. In this regard, we note discussion of the assessment of individual performance in making salary adjustments and the 20% weighting assigned to the achievement of “personal development objectives” when determining the annual cash bonus award. For each named executive officer, please disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they factored into specific compensation decisions regarding the type and amount of compensation awarded. See Items 402(b)(l)(v) and 402(b)(2)(vii) of Regulation S-K.
     Response: As discussed on page 12, the principal compensation elements for NEOs have historically been annual base salary and annual awards of restricted stock and stock options based partly on Company performance and partly on individual performance; an annual cash incentive element was not part of the mix of compensation. As described on page 13, beginning in fiscal year 2008, an annual cash incentive based on Company performance was introduced, and the individual performance component of the equity-based awards for NEOs was eliminated. Among other things, this change was intended to increase the significance of Company financial and operational performance and lessen the

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significance of individual performance to the total compensation of the NEOs. As a result, the effect of individual performance on total compensation will be different in fiscal year 2008 than what it was in prior years.
     Base salary has been and continues to be the compensation element most directly affected by individual performance considerations. As described on page 14, aside from the impact of promotions or market data indicating that the salary for a particular position is no longer competitive, changes in an NEO’s base salary from year-to-year are based on an assessment of the NEO’s individual performance during the most recently completed fiscal year. As discussed on page 13, for executive officers other than Ms. Woertz, these assessments are initially prepared by Ms. Woertz and provided to the Committee. For Ms. Woertz, the non-management directors collectively formulate an assessment that is provided to the Committee.
     While these assessments include consideration of factors and objectives that have been established for each NEO, they are not formula-driven processes in which the influence of specific factors are quantifiable; they are fundamentally processes that involve the exercise of significant discretion and judgment. In future filings, the Company will expand the explanation of this process, including a description of individual factors or objectives to the extent they are specifically identified and material in establishing the base salary of the NEOs.
     In fiscal year 2007 and prior years, the size of an NEO’s annual stock option award was a function of the same assessment of individual performance conducted for purposes of determining base salary. As noted, this element of an NEO’s compensation was eliminated for fiscal year 2008. Instead, as described on page 13, an annual cash incentive program has been introduced in which the payout is a function of Company-wide financial (return on net assets) and operational (safety and personnel development) goals. The reference on page 14 to “personnel development objectives” under this program could have more clearly established the distinction between this goal and the type of individual performance that is the subject of this comment. The personnel development goal for fiscal year 2008 is a requirement that written personal development plans meeting criteria established by the Company’s human resources function must be established and in place by the end of fiscal year 2008 for all participants in the annual incentive program. There is not an individual element to this goal — if all the requisite development plans are in place, payment will be made; if not, no payment on this element of the program will be made to any participant in the program. In future filings, the Company will supplement its disclosure consistent with the preceding description and revise it as necessary to reflect future changes in the relevant goals.
Annual Compensation, page 13
4.       Please specify how each element of compensation relates to the data you analyzed from comparator companies. For example, disclose where you target each element of compensation against the peer group of comparator companies and where actual payments fall within targeted parameters. To the extent actual compensation fell outside a targeted percentile range, please explain why. See Item 402(b)(1)(v) of Regulation S-K.
     Response: The Committee does not base its decisions regarding the compensation to be paid to the NEOs of the Company solely on specific benchmarks or targets gleaned from peer group compensation data. Instead, the Committee uses peer group compensation data, both with respect to total compensation and individual compensation elements, as a reference point to inform the Committee’s compensation decisions. This approach reflects considerations such as the inherent difficulties in identifying peer companies that are truly comparable in all relevant respects to the Company and the

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differing responsibilities of NEOs of the Company as compared to executives in peer group companies with similar titles.
     At the same time, the Committee recognizes that the objectives of executive compensation program of the Company can be achieved only if the Company provides a competitive total compensation package. As described on page 12, the Committee defines competitiveness as providing total compensation that is in the middle quintile of the total compensation provided by comparator group companies for comparable results against performance objectives. In practice, this means that the Committee will derive from the comparator company data a middle quintile total compensation range for positions most comparable to those of the NEOs of the Company, then use that range as a reference point in determining a total compensation for each of the NEOs. The ultimate determination of the Committee may or may not fall within the middle quintile range identified depending on assessments by the Committee of factors such as the scope and responsibilities of the Company position compared to those of the comparator group composite position as well as the experience and performance of the individual holding each such position at the Company. The Committee does not go through a similar process with regard to individual compensation elements, although comparator group data with respect to individual compensation elements may inform the Committee’s judgments in sizing individual compensation elements.
     Since ADM does not have “targeted parameters” for compensation to be paid that are derived from comparator companies, it cannot compare actual compensation paid to any such parameters. In future filings, the Company will clarify in the CD&A the manner in which it uses peer group compensation information in the compensation setting process.
5.       Please disclose the actual quantitative targets used to determine your named executive officers’ incentive compensation for fiscal 2007 and 2008. For example, disclose the “multiple financial metrics” and non-financial goals established as targets for Ms. Woertz under the Supplemental Incentive Plan. Similarly, disclose the total business return established in 2007. In addition, please disclose the three-year weighted average return target that was established for 2008 and how it is calculated. In this regard, we remind you that the compensation discussion and analysis should also address actions regarding executive compensation that were taken after the end of your last fiscal year. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.
     Response: As described on pages 14 and 15, NEO incentive compensation awarded during fiscal year 2007 consisted of awards under the LTI Program of restricted stock based on the compound annual total business return for the Company over the three-year period covering fiscal years 2004-2006, and awards of stock options based on the assessment of individual performance during fiscal year 2006 (as discussed in the response to comment 3). The table on page 15 sets-out the actual quantitative objectives (threshold, target, maximum) for total business return over the relevant three-year performance period, and provides the payout amount corresponding to each level of achievement expressed as a percentage of the target payout. As described on page 14, target payout amounts ranged from 35% to 135% of base salary for participants in the LTI Program.

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     In future filings, the Company will continue to provide in its CD&A discussion of performance goals the actual quantitative objectives used to determine NEO incentive compensation for the most recently completed fiscal year, unless such disclosure can appropriately be omitted on the grounds of competitive harm pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In that case, the Company will provide a narrative discussion explaining the anticipated level of difficulty or likelihood of achieving the undisclosed quantitative objective as of the time such objectives were established. The Company will also expand its CD&A discussion of performance goals and objectives for the most recently completed fiscal year by describing how each relevant metric (such as a three-year weighted return on net assets) is calculated and the Company’s performance against disclosed quantitative objectives.
     With regard to the disclosure of performance goals and objectives that have been set for current or future fiscal years prior to the time the Company’s proxy statement is filed, the Company will, in future filings, disclose the nature and manner of calculation of any material performance goals and objectives for such current or future periods. This would include, for example, the multiple financial metrics and non-financial goals referenced on page 16 as the determinants for any payout to Ms. Woertz under the Supplemental Incentive Plan for fiscal year 2008. However, for the reasons discussed in the following paragraphs, the Company does not believe that disclosure of actual quantitative objectives associated with performance goals for current or future periods is either required or desirable.
     As for the disclosure of actual quantitative objectives for fiscal year 2008, the Company does not believe that Instruction 2 to Item 402(b) of Regulation S-K requires disclosure of specific financial and operational objectives. The primary focus of Item 402 disclosures is directed toward compensation for the fiscal year most recently completed, in this case, fiscal year 2007. To the extent Instruction 2 calls for disclosure of executive compensation actions that were taken after the end of the most recent fiscal year, the Company believes that it is appropriately interpreted to call for such disclosure only to the extent such actions could affect a fair understanding of an NEO’s compensation for the last completed fiscal year.
     Disclosure of the quantitative fiscal year 2008 objectives for weighted average return on net assets or other financial and operational metrics utilized is simply not material to an understanding of the compensation provided to NEOs for fiscal year 2007, or to an understanding of the Company’s compensation policies and practices generally. All of the financial and operational metrics to be used during fiscal year 2008 represent a change from the total business return metric used in fiscal year 2007. While the fact of the change and the reasons for it are material and were discussed on pages 13, 14 and 15, the fiscal year 2008 quantitative objectives themselves shed no light whatsoever on compensation provided in fiscal year 2007. Similarly, while the reasons disclosed for changing the metrics and making the related structural changes in the Company’s executive compensation program may be material to an understanding of the Company’s compensation policies and practices generally, the disclosure of quantitative objectives for a metric such as return on net assets, particularly in the first year the metric has been utilized, provides no additional insight into compensation policies or practices.
     The disclosure of quantitative performance objectives that are the basis for awards not yet earned is also inconsistent with the Company’s long-standing practice of not providing guidance to the financial markets about its expected financial performance, and could be misleading to investors and others. The Company’s operating assumptions that form the basis for the performance objectives established before the beginning of the fiscal year can vary significantly throughout the fiscal year due to changes in unpredictable external factors such as fluctuations in energy prices, weather conditions, crop plantings, global government farm programs and policies, changes in global demand and global production of similar and competitive crops. Due to the potential impact of such factors that are considered beyond the control of management, the Committee retains the discretion to define and adjust quantitative

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performance objectives in an effort to minimize the possibility that Company executives will be rewarded or penalized for fluctuations in performance objectives such as return on net assets that are attributable to extraordinary or external factors. In addition, the performance objectives established by the Committee include an element of “stretch” that may not necessarily coincide with the Company’s most probable internal estimate of its future “GAAP” financial performance. For reasons such as these, investors and others outside of the Company who lack access to all relevant information could draw erroneous conclusions about business or prospects of the Company from disclosure of “forward-looking” quantitative performance objectives.
     At the same time, to the extent that disclosure of “forward-looking” quantitative performance objectives could provide reliable insights into the Company’s confidential, internal projections for applicable financial and operational metrics, such disclosure could harm the Company’s competitive position. This is particularly true given the competitive environment in which the Company operates, with relatively few direct competitors and one principal competitor that does not have publicly-traded equity and is not subject to corresponding disclosure requirements.
6.       Referencing Item 402(b)(l)(vi) of Regulation S-K, please supplement your disclosure to explain why the company-performance metric was changed from the three-year rolling total business return to a three-year weighted average return.
     Response: The reason for changing the Company performance metric from compound annual total business return over a three-year period to three-year weighted average return on net assets was described on page 13 as reflecting a belief that the new metric represents a measurement tool that closely correlates to growth in stockholder value and directly reflects the impact of management’s decisions on the Company’s financial performance.
Grants of Plan-Based Awards During Fiscal 2007, page 21
7.       Based on disclosure on page 15 regarding the payout levels of your long-term incentive compensation plan, it would appear that information regarding the minimum, target and maximum payout levels of awards that could be granted under the LTI Program should have been reflected in the table. Please refer to Item 402(d)(2) of Regulation S-K and as may be appropriate, revise your disclosure accordingly.
     Response: As discussed earlier, equity-based compensation awards under the LTI Program in fiscal year 2007 contained both a Company performance component and an individual performance component. The threshold, target and maximum objectives contained in the table on page 15 relate to the Company performance aspect of the LTI Program for fiscal year 2007, and set-out total business return objectives for the performance period encompassing fiscal years 2004-2006. The extent to which the Company met the objectives over that performance period affected the size of the restricted stock awards made to LTI Program participants in fiscal year 2007. This structure, under which Company performance over a three-year performance period affects the size of equity-based compensation awards in the fiscal year following the completion of the performance period, has been a feature of the LTI Program since its adoption in fiscal year 2004. At the time the LTI Program was adopted, the Committee also approved the total business return performance objectives that would apply during each succeeding three-year performance period, unless and until modified by the Committee.
     The Committee does not, however, at the beginning of any three-year performance period approve or communicate individual awards to LTI Program participants to be paid-out in the year following the

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performance period. Instead, following the completion of the performance period and confirmation of the Company’s level of performance achievement, the Committee approves an equity-based award to each LTI Program participant, the value of which is a function of the Company’s level of performance achievement (for example, 90% of target based on total business return), the participant’s then current annual base salary and the management “tier” to which the participant is then assigned (which determines the target award amount as a percentage of annual base salary).
     Given this structure, at no time during a performance period is there an individual award based on that performance period that is disclosable in the Grants of Plan-Based Awards table. As noted, no individual awards have been approved or communicated prior to the end of the performance period, and no prospective individual awards can be sized before the end of the performance period due to changes that can and do occur during a performance period in a participant’s base salary and/or management tier.
     In future filings, the Company will expand the disclosure relating to the LTI Program consistent with the foregoing description.
Termination of Employment and Change in Control Agreements, page 27
8.       Please discuss how these agreements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(l)(v) and (j)(3) of Item 402 of Regulation S-K.
     Response: The Company believes that change in control and post-termination benefits are consistent with the objectives to attract and retain highly-talented executives, but the Company does not view them as additional elements of ongoing compensation due to the fact that a triggering event may never occur. That being the case, these benefits do not affect the Committee’s decisions with respect to the elements of ongoing compensation provided to executives.
     The rationale for the treatment of equity-based awards under the LTI Program in the event of a change in control or the death, disability or retirement of a participant is described on page 15. As described on page 16, except for Ms. Woertz’s employment agreement, there are no other arrangements under which the Company will provide benefits to NEOs in connection with a change in control or termination of employment. In future filings, the Company will expand the description of the rationale for these arrangements to specifically address Ms. Woertz’s employment agreement.
Director Compensation for Fiscal 2007, page 31
9.       Include a footnote describing all assumptions made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See the Instruction to Item 402(k), indicating that the Instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k).
     Response: In future filings, the Company will expand the discussion that appeared in footnote (3) (page 32) to the Company’s Director Compensation table to include either a description of the assumptions made in determining the grant date fair value of stock unit grants to directors under SFAS No. 123(R) or a cross reference to where those assumptions may be found in the notes to the Company’s audited financial statements.

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     As specifically requested by the Commission, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     I trust that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please contact me at (217)424-6183.

Respectfully submitted,
/s/ D.J. Smith
D. J. Smith
Executive Vice President, General Counsel & Secretary